Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Third Quarter and Nine Months Ended September 30, 2013

•	Revenue:

•	$122.3 million for Q3,

•	$381.7 million for nine months

•	EBITDA:

•	$40.6 million for Q3,

•	$117.8 million for nine months

•	Delivery of five Panamax vessels

•	Issued $650.0 million 7 3/8% First Priority Ship Mortgage Notes

•	Lowered coupon by 150bps

•	Extended maturity to 2022 from 2017

•	Navios Logistics signs 20-year agreement with Vale International S.A.

•	$35.0 million estimated minimum annual EBITDA

•	$1.0 billion estimated minimum 20-year aggregate EBITDA

•	Declared quarterly dividend of $0.06 per share for Q3 2013

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased to report our results for the third quarter of 2013. We had a solid quarter and reported $40.6 million of EBITDA. We continued our operating discipline. Through a number of initiatives, we materially reduced our daily operating expense to $3,631 and daily cash breakeven to $8,590 per vessel for 2014. As we focus on execution, we are returning capital to our shareholders through dividend payments and declared a $0.06 dividend for Q3 2013 representing a yield of 3.1%.”

Angeliki Frangou continued, “When the rate and charter period markets were robust, we entered into long-term charters-out, generating stable cash flow that allowed us the latitude to position ourselves for a difficult market. This also developed continued access to the capital markets. Today, the Navios Group’s access to the capital markets is a competitive advantage. So far in 2013, we have raised over $2.3 billion and agreed to acquire 44 vessels at attractive prices.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Issuance of $650.0 million of First Priority Ship Mortgage Notes due 2022 and Tender Offer for Any and All Outstanding Ship Mortgage Notes due 2017

On November 14, 2013, Navios Holdings and Navios Maritime Finance II (US) Inc. (the “Co-Issuers”) priced an offering of $650.0 million of 7 3/8% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The 2022 Notes will be secured by first priority ship mortgages on 23 vessels, aggregating approximately 2.2 million deadweight tons owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes will be guaranteed by all of the Company’s subsidiaries that guarantee the Co-Issuer’s 8 1/8% Senior Notes due 2019. The 2022 Notes offering is expected to close on November 29, 2013.

On November 14, 2013, Navios Holdings and Navios Maritime Finance (US) Inc. commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default. The Tender Offer and consent solicitation are scheduled to expire on December 12, 2013. We currently intend to discharge and redeem any 2017 Notes that are not purchased in the Tender Offer.

Vessel Deliveries

During the third quarter of 2013, four Panamax vessels were delivered to Navios Holdings’ owned fleet, comprised of the Navios Galileo, the Navios Amitie, the Navios Taurus and the Navios Northern Star. The total vessel acquisition price was $67.8 million, of which $40.0 million was financed through a facility agreement with DVB Bank S.E. and the balance with available cash.

Dividend Policy

On November 15, 2013, the Board of Directors declared a quarterly cash dividend for the third quarter of 2013 of $0.06 per share of common stock. The dividend is payable on December 20, 2013 to stockholders of record as of December 12, 2013. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios South American Logistics Inc. (“Navios Logistics”)

Storage and Transshipment Agreement

In November 2013, Navios Logistics announced that it has signed a 20-year agreement with Vale International S.A. (“Vale”), a subsidiary of Vale S.A., to provide storage and transshipment services. The agreement with Vale provides for storing and transshipping five million tons annually of iron ore, plus an option to Vale for an additional one million tons or a total of six million tons, with a guarantee that Vale will use a minimum of four million tons. The agreement provides for fixed tariffs per ton, paid in US dollars, with annual adjustments for inflation and currency fluctuations.

•	Navios Logistics would expect to generate approximately $35.0 million of annual EBITDA, and $1.0 billion of aggregate EBITDA over the 20-year term, assuming operating costs similar to the operating costs of Navios Logistics’ existing dry port terminal.

•	If Navios Logistics uses the facility for initial maximum capacity, Navios Logistics would expect to generate approximately $50.0 million of annual EBITDA and $1.5 billion of aggregate EBITDA over the 20-year term, assuming operating costs similar to the operating costs of Navios Logistics’ existing dry port terminal.

Navios Logistics will provide storage and transshipment services by expanding its existing terminal infrastructure and investing approximately $150.0 million. Upon completion of the expansion of the storage and transshipment facility, the facility will have six million tons of throughput capacity with potential to increase to ten million tons. The facility could generate additional EBITDA if the facility were expanded to its ten million ton maximum design capacity. Navios Logistics may cancel the agreement without any liability for a number of reasons during the initial two-year period.

Six year Time Charter contracts for four convoys

Navios Logistics entered into six year time charter contracts for four convoys at $14,500 per day per convoy, with an investment grade counterparty. These contracts will be serviced using newbuilt barges currently under construction. Navios Logistics estimates that it will generate approximately $13.2 million annual EBITDA from these contracts.

Dividends from affiliates

On November 13, 2013, Navios Holdings received $7.4 million from Navios Maritime Partners L.P. (“Navios Partners”) representing the cash distribution for the third quarter of 2013.

On October 4, 2013, Navios Holdings received $3.7 million from Navios Maritime Acquisition Corporation (“Navios Acquisition”) representing the cash dividend for the second quarter of 2013.

Navios Asia LLC (“Navios Asia”)

In October 2013, the N Amalthia, a 2006-built 75,318 dwt vessel, was delivered to the Navios Asia owned fleet for an acquisition price of approximately $17.8 million.

Time Charter Coverage

As of November 14, 2013, Navios Holdings has chartered-out 98.0% and 29.2% of available days for 2013 and 2014, respectively, equivalent to $168.1 million and $73.8 million in revenue, respectively. The average daily charter-out rate for the core fleet is $11,343 and $15,376 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2013 is $13,357.

The above figures do not include the fleet of Navios Logistics and vessels servicing Contracts of Affreightment.

Fleet Profile

Navios Holdings controls a fleet of 60 vessels totaling 5.8 million dwt, of which 40 are owned and 20 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 53 vessels (16 Capesize, 16 Panamax, 19 Ultra Handymax and two Handysize) totaling 5.2 million dwt. The current average age of the operating fleet is 6.6 years. Additionally, Navios Holdings has (i) two newbuilding charter-in vessels expected to be delivered at various dates through April 2016; and (ii) in the Navios Asia fleet, one vessel expected to be delivered in the first quarter of 2014 and four vessels expected to be delivered in the first quarter of 2015.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

As of September 30, 2013

•	Net Debt to Total Capitalization of 47.6%.

•	Cash $219.8 million.

Third Quarter 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The third quarter 2013 and 2012 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period	Three Month Period
	Ended	Ended
	September 30,	September 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$122,284	$163,944
EBITDA	$40,570	$60,765
Net (Loss)/Income	$(13,048)	$4,630
Basic (Losses)/Earnings Per Share	$(0.13)	$0.04

Revenue from drybulk vessel operations for the three months ended September 30, 2013 was $72.5 million as compared to $98.9 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to a decrease in the time charter equivalent rate (“TCE”) per day by 35.7% to $12,085 per day in the third quarter of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance, as compared to $18,785 per day in the same period of 2012; and (ii) a decrease in the long-term charter-in fleet available days of 211 days. This decrease was partially offset by an increase in short-term charter-in fleet available days of 563 days and an increase in available days for owned vessels of 92 days.

Revenue from the logistics business was $49.8 million for the three months ended September 30, 2013 as compared to $65.0 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

EBITDA of Navios Holdings for the three months ended September 30, 2013 decreased by $20.2 million to $40.6 million as compared to $60.8 million for the same period of 2012. The $20.2 million decrease in EBITDA was primarily due to a $41.7 million decrease in revenue, which was mitigated by: (i) a decrease in general and administrative expenses of $1.4 million (excluding share-based compensation expenses); (ii) a $13.1 million decrease in time charter, voyage and logistics business expenses; (iii) a $2.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $1.0 million decrease in other expense, net; (v) a $0.1 million decrease in losses on derivatives; (vi) a $0.7 million decrease in net income attributable to the noncontrolling interest; and (vii) a $3.2 million increase in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $10.8 million for the three month period ended September 30, 2013 as compared to $13.2 million for the same period in 2012.

Net loss of Navios Holdings for the three months ended September 30, 2013 was $13.1 million as compared to $4.6 million of income for the same period of 2012. The $17.7 million decrease of Net (Loss)/Income was mainly due to: (i) a decrease in EBITDA of $20.2 million; (ii) an increase in interest income/(expense) and finance cost, net of $0.5 million; and (iii) an increase of $0.8 million in amortization for deferred drydock and special survey costs. The decrease was partially offset by: (i) a decrease in depreciation and amortization of $2.2 million; (ii) an increase in income tax benefit of $1.1 million; and (iii) a decrease of $0.5 million in share-based compensation expense.

Nine Months Ended September 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the nine month periods ended September 30, 2013 and 2012 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measure, and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Nine Month Period	Nine Month Period
	Ended	Ended
	September 30,	September 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$381,693	$488,037
EBITDA	$117,844	$184,424
Net (Loss)/Income	$(39,084)	$19,374
Basic (Losses)/Earnings Per Share	$(0.40)	$0.18

Revenue from drybulk vessel operations for the nine months ended September 30, 2013 was $195.2 million as compared to $299.6 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in the TCE per day by 42.2% to $11,543 per day in the nine month period ended September 30, 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012, as compared to $19,988 per day in the same period of 2012; and (ii) a decrease in the long-term charter-in fleet available days of 303 days. This decrease was partially offset by an increase in short-term charter-in fleet available days of 942 days and an increase in available days for owned vessels of 216 days.

Revenue from the logistics business was $186.5 million for the nine months ended September 30, 2013 as compared to $188.4 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold. This decrease was partially offset by an increase in (i) rates in the dry port terminal; and (ii) rates in the cabotage fleet.

EBITDA of Navios Holdings for the nine months ended September 30, 2013 decreased by $66.6 million to $117.8 million as compared to $184.4 million for the same period of 2012. The $66.6 million decrease in EBITDA was primarily due to: (i) a $106.3 million decrease in revenue; (ii) a $3.2 million increase in net income attributable to the noncontrolling interest; and (iii) a $0.3 million decrease in gain from sale of assets. The overall variance of $109.8 million was mitigated by: (i) a decrease in general and administrative expenses of $6.6 million (excluding share-based compensation expenses); (ii) a $7.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $12.0 million decrease in other expense, net; (iv) a $4.8 million increase in equity in net earnings from affiliated companies; and (v) a $12.4 million decrease in time charter, voyage and logistics business expenses.

EBITDA of Navios Logistics was $42.5 million for the nine month period ended September 30, 2013 as compared to $37.2 million for the same period in 2012.

Net loss of Navios Holdings for the nine month ended September 30, 2013 was $39.1 million as compared to $19.4 million of income for the same period of 2012. The decrease of net income by $58.5 million was mainly due to: (i) a decrease in EBITDA of $66.6 million; (ii) an increase in interest income/(expense) and finance cost, net of $2.7 million; and (iii) an increase of $1.4 million in amortization for deferred drydock and special survey costs. The decrease was partially offset by: (i) a decrease in depreciation and amortization of $5.3 million; (ii) an increase in income tax benefit of $5.3 million; and (iii) a decrease of $1.6 million in share-based compensation expense.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and nine month periods ended September 30, 2013 and 2012 and for the first and second quarter of 2013.

	Three Month Period Ended March 31, 2013	Three Month Period Ended June 30, 2013	Three Month Period Ended September 30, 2013	Three Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2013	Nine Month Period Ended September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,330	4,586	5,077	4,633	13,975	13,120
Operating Days (2)	4,226	4,449	5,056	4,495	13,702	12,894
Fleet Utilization (3)	97.60%	97.00%	99.60%	97.00%	98.10%	98.30%
Equivalent Vessels (4)	48	50	55	50	51	48
TCE (5)	$11,820	$10,600	$12,085	$18,785	$11,543	$19,988

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, November 25, 2013, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the third quarter and nine months ended September 30, 2013.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Monday, November 25, 2013, at 8:30 am ET

Call Title: Navios Holdings Inc. Q3 2013 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 6832 6328

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6832 6328

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$122,284	$163,944	$381,693	$488,037
Time charter, voyage and logistics business expenses	(55,455)	(68,573)	(191,095)	(203,505)
Direct vessel expenses	(31,392)	(32,573)	(85,531)	(91,623)
General and administrative expenses	(9,137)	(11,066)	(27,972)	(36,092)
Depreciation and amortization	(24,410)	(26,568)	(72,966)	(78,274)
Interest income/(expense) and finance cost, net	(27,415)	(26,952)	(80,145)	(77,498)
Loss on derivatives	—	(73)	(260)	(275)
Gain on sale of assets	—	—	18	323
Other (expense)/income, net	(806)	(1,813)	5,928	(6,034)

Loss before equity in net earnings of affiliated companies	(26,331)	(3,674)	(70,330)	(4,941)
Equity in net earnings of affiliated companies	11,530	8,326	29,780	24,959

(Loss)/income before taxes	$(14,801)	$4,652	$(40,550)	$20,018
Income tax benefit/(expense)	1,407	314	4,979	(281)

Net (loss)/income	(13,394)	4,966	(35,571)	19,737
Less: Net loss/(income) attributable to the noncontrolling interest	346	(336)	(3,513)	(363)

Net (loss)/income attributable to Navios Holdings common stockholders	$(13,048)	$4,630	$(39,084)	$19,374

(Loss)/income attributable to Navios Holdings common stockholders, basic	$(13,475)	$4,202	$(40,352)	$18,096

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(13,475)	$4,630	$(40,352)	$19,374

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.13)	$0.04	$(0.40)	$0.18

Weighted average number of shares, basic	101,861,079	101,205,545	101,801,655	101,201,101

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.13)	$0.04	$(0.40)	$0.17

Weighted average number of shares, diluted	101,861,079	110,997,200	101,801,655	111,009,020

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	September 30, 2013 (unaudited)	December 31, 2012 (unaudited)
ASSETS

Cash and cash equivalents	$214,163	257,868
Restricted cash	5,685	24,704
Other current assets	172,450	187,995
Vessels, port terminal and other fixed assets, net	1,798,211	1,746,493
Other noncurrent assets	434,437	355,008
Goodwill and other intangibles	356,886	369,394

Total assets	$2,981,832	$2,941,462

LIABILITIES AND EQUITY
Current liabilities, including current portion of long-term debt	192,844	189,376
Senior and ship mortgage notes, net of discount and including premium	1,127,835	1,034,141
Long-term debt, net of current portion	305,362	290,976
Other noncurrent liabilities	92,377	103,930
Total stockholders’ equity	1,263,414	1,323,039

Total liabilities and stockholders’ equity	$2,981,832	$2,941,462

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Net cash provided by operating activities	85,532	61,711

Net cash (used in)/provided by investing activities	(223,580)	20,844

Net cash provided by/(used in) financing activities	94,343	(90,390)

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA is used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of EBITDA of Navios Holdings and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of EBITDA to Cash from Operations

	September 30,	September 30,
Three Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$44,181	$24,068
Net (decrease)/increase in operating assets	(27,026)	12,948
Net (increase)/decrease in operating liabilities	(3,154)	81
Net interest cost	27,415	26,952
Deferred finance charges	(1,192)	(1,923)
Provision for losses on accounts receivable	(255)	(132)
Unrealized loss on FFA derivatives	—	79
Equity in affiliates, net of dividends received	(1,763)	(2,894)
Payments for drydock and special survey	2,018	1,922
Noncontrolling interest	346	(336)

EBITDA	$40,570	$60,765

Navios Logistics EBITDA Reconciliation to Net (Loss)/Income

	September 30,	September 30,
Three Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics shareholders	$(956)	$896
Depreciation and amortization	5,746	7,153
Amortization of deferred drydock and special survey costs	977	365
Interest income/(expense) and finance cost, net	6,540	5,122
Income tax benefit	(1,483)	(380)

EBITDA	$10,824	$13,156

Navios Holdings Reconciliation of EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$85,532	$61,711
Net (decrease)/increase in operating assets	(49,109)	65,698
Net decrease/(increase) in operating liabilities	6,424	(13,805)
Net interest cost	80,145	77,498
Deferred finance charges	(4,124)	(4,755)
Provision for losses on accounts receivable	(300)	(442)
Unrealized loss on FFA derivatives	(69)	(173)
Equity in affiliates, net of dividends received	(7,447)	(9,799)
Payments for drydock and special survey	10,287	8,531
Noncontrolling interest	(3,513)	(363)
Gain on sale of assets	18	323

EBITDA	$117,844	$184,424

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Nine Months Ended	2013	2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$9,401	$904
Depreciation and amortization	17,619	20,074
Amortization of deferred drydock and special survey costs	2,128	1,020
Interest income/(expense) and finance cost, net	18,578	15,175
Income tax (benefit)/expense	(5,196)	74

EBITDA	$42,530	$37,247

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Navios Asia Fleet(3)

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
N Amalthia	Panamax	2006	75,318

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Navios Asia Fleet to be Delivered (3)

Vessels	Vessel Type	Built	Estimated Delivery Date
N Bonanza	Panamax	2006	Q1 2014
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight
Vessels	Vessel Type	Date	Option	(in metric tons)
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	51% ownership of Navios Holdings.